[BUILDERS FIRSTSOURCE, INC. LETTERHEAD]
October 7, 2005
Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Builders FirstSource, Inc. Registration Statement on Form S-4, SEC File No. 333-128064

Dear Ms. Hardy:
          Builders FirstSource, Inc. (the “Company”) and each of the guarantor subsidiaries (the “Guarantors” and, together with the Company, the “Registrants”) set forth on the signature pages to the Registration Statement on Form S-4 (File No. 333-128064) of the Registrants (as amended, the “Registration Statement”), are registering an exchange offer (the “Exchange Offer”) pursuant to the Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:
                         1.      The Registrants have not entered into any arrangement or understanding with any person to distribute the notes to be received in the Exchange Offer (the “New Notes”) and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.
                        2.      In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.
                        3.      The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

Jennifer R. Hardy, Esquire
October 7, 2005

                     4.     The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.
                     5.     The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and
(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, (i) an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer and may be the prospectus contained in the Registration Statement for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transaction; (ii) a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act and (iii) an acknowledgement that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the New Notes.

Very truly yours,

BUILDERS FIRSTSOURCE, INC. On behalf of itself and the Guarantors set forth in the Registration Statement

By:	/s/ Donald F. McAleenan

Name: Donald F. McAleenan Title: Senior Vice President and General Counsel